UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

Check one:

[ ] Form 10-K  [ ] Form 20-F[ ] Form 11-K  [X] Form 10-Q [ ] Form N-SAR

For Period Ended: November 30, 1997

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



Part I - Registrant Information

WELDOTRON CORPORATION
Full Name of Registrant


Former Name if Applicable

111 Chimney Rock Road
Address of Principal Executive Office (Street and Number)

Bridgewater, New Jersey 08807
City, State and Zip Code

Part II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]   (a) The  reasons  described  in  reasonable  detail  in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the
transition  report  or  portion  thereof,   could  not  be  filed  within  the
prescribed time period.

Weldotron Corporation recently moved to new corporate offices resulting in unusual time commitments to re-settlement of files, records and personnel. Additionally, the corporation has undergone change in the Chief Financial Officer position resulting in inability to file in timely fashion.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Lawrence H. Bowen       (732)                         748-4600
  (Name)             (Area Code)                   (Telephone Number)

(2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s)
                                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            WELDOTRON CORPORATION
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 14, 1997                          By:  /s/ Lawrence H. Bowen
                                                   Chief Operations Officer